EXHIBIT 99.1

Osisko Development Corp. and O3 Mining Inc. Announce Formation of "Electric Elements Mining Corp." to Explore James Bay Properties for Lithium

Creation of Premier Lithium Exploration Company in James Bay Region

Fully-Subscribed C$4.1 Million Financing to Fund First Phase of Lithium Exploration Program

Continued Exposure to and Advancement of Highly Prospective Lithium Exploration Assets Through Equity Ownership Interest in Electric Elements by Osisko Development and O3 Mining

TORONTO and MONTREAL, Nov. 15, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. ("Osisko Development") (NYSE: ODV, TSXV: ODV) and O3 Mining Inc. ("O3 Mining") (TSXV: OIII, OTCQX: OIIIF) are pleased to announce the successful formation and capitalization of "Electric Elements Mining Corp." ("Electric Elements") to explore for lithium potential on certain James Bay properties in Eeyou Istchee Area, Nunavik, Québec transferred to Electric Elements by Osisko Development and O3 Mining (the "Spin-out Transaction").

Spin-Out Transaction

Pursuant to the Spin-out Transaction, Electric Elements acquired from:

(i)	Osisko Development, all of its shares and partnership units in certain subsidiaries holding the rights and title to and interest in its James Bay properties, in exchange for the issuance by Electric Elements to Osisko Development of 9,599,999 common shares of Electric Elements ("EEM Shares"); and

(ii)	O3 Mining, all of its rights and title to and interest in its Éléonore Opinaca property, in exchange for 2,400,000 EEM Shares (the "Transfer").

After giving effect to the Transfer, Osisko Development and O3 Mining held 80% and 20%, respectively, of the outstanding EEM Shares.

The assets transferred to Electric Elements consist of: (i) all of the issued and outstanding shares of Coulon Mines Inc., formerly a wholly-owned subsidiary of Osisko Development; (ii) all of the issued and outstanding common shares of 9852239 Canada Inc., formerly a wholly-owned subsidiary of Osisko Development; (iii) all of the issued and outstanding partnership units in General Partnership Osisko Baie James formerly held by Osisko Development; and (iv) all of O3 Mining's rights, title and interest in and to the Éléonore Opinaca property, together with any claims, permits, leases, or other forms of tenure substituted, renewed or amended for such interests, and all contractual rights currently held or acquired for the benefit of such property (collectively, the "Transferred Assets").

Financing

Subsequent to the Transfer, Electric Elements completed an equity financing of 8,217,405 EEM Shares at a price of C$0.50 per EEM Share for aggregate gross proceeds to Electric Elements of C$4,108,702.50 (the "Financing"). Proceeds of the Financing will be used by Electric Elements to fund the first phase of exploration activities on its newly-acquired James Bay properties and for general corporate purposes.

After giving effect to the Financing, Osisko Development and O3 Mining hold approximately 47% and 12%, respectively, of the outstanding EEM Shares, with the remaining approximately 41% of the outstanding EEM Shares held by the subscribers participating in the Financing.

Completion of the Spin-out Transaction allows Osisko Development and O3 Mining to continue to focus on their respective primary businesses of developing their respective material gold properties, while continuing to have exposure to the Transferred Assets through their respective ownership interests in Electric Elements.

The Financing was completed in reliance on exemptions from the prospectus requirement under National Instrument 45-106 – Prospectus Exemptions, and the EEM Shares sold thereunder are subject to resale restrictions under Canadian securities laws ending four months and one day after the date that Electric Elements becomes a reporting issuer in any province or territory of Canada.

Certain insiders of Osisko Development participated in the Financing for an aggregate of 1,400,000 EEM Shares for total consideration of C$700,000. Each subscription by an insider may be considered to be a "related party transaction" for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") as the Financing may be a transaction whereby Osisko Development is deemed to sell, transfer or dispose of an asset to "related parties" (within the meaning of MI 61-101). The subscriptions by such related parties are exempt from the formal valuation and minority shareholder requirements under MI 61-101 in reliance upon the exemptions contained in section 5.5(a) and 5.7(1)(a), respectively, of MI 61-101 as the fair market value of the transaction, insofar as it involves interested parties, is not more than the 25% of Osisko Development's market capitalization.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information about Osisko Development Corp, please contact:

Sean Roosen | Chair & CEO
Telephone: (514) 940-0685
Email: sroosen@osiskodev.com

Philip Rabenok | Investor Relations
Telephone: (437) 423-3644
Email: prabenok@osiskodev.com

About O3 Mining Inc.

O3 Mining Inc. is a gold explorer and mine developer on the road to produce from its highly prospective gold camps in Québec, Canada. O3 Mining benefits from the support and expertise of a team of industry leaders as it grows towards being a gold producer with several multi-million-ounce deposits in Québec.

O3 Mining is well-capitalized and owns a 100% interest in all its properties (62,000 hectares) in Québec. O3 Mining trades on the TSX Venture Exchange (TSXV: OIII) and OTC Markets (OTCQX: OIIIF). The Corporation is focused on delivering superior returns to its shareholders and long-term benefits to its stakeholders. Further information can be found on O3 Mining's website at https://o3mining.com

For further information about O3 Mining Inc., please contact:

José Vizquerra | CEO, President & Director
Email: info@o3mining.com

Alex Rodriguez | Vice President, Corporate Development
Email: arodriguez@o3mining.com
Telephone: (647) 391-7724

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward‐looking information" (within the meaning of applicable Canadian securities laws) and "forward‐ looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements in this news release may include, without limitation, statements pertaining to: references to the lithium potential of the James Bay and Éléonore Opinaca properties, the use of proceeds from the Financing, and the ability of Electric Elements to carry out its first phase of exploration activities. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, satisfying the requirements of the TSX Venture Exchange (if at all). Although the Company believes that the expectations reflected in the forward‐looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward‐looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.